Exhibit 1

FOR IMMEDIATE RELEASE	8 December 2010

WPP PLC (“WPP”)

WPP acquires Marketing Direct, Inc. in the US

WPP announces that it has agreed to acquire US-based Marketing Direct, Inc (“MDI”) through KBM Group, part of the Wunderman network.

MDI is an integrated marketing services company with expertise in strategy, design and execution of marketing campaigns, including agency creative and media services, primarily for the healthcare industry.  In addition, it focuses on direct and interactive marketing services to healthcare and insurance providers.

Founded in 1997 in St Louis, Missouri, MDI has been ranked one of America's fastest growing private companies by Inc. Magazine for the past three years. The company employs 64 people. MDI's key clients and partners are major national and regional companies in the healthcare and insurance industries.

MDI's audited revenue for the year ended 31 December 2009 was $16.9 million, with gross assets at the same date of $7.3 million.

This investment continues WPP’s strategy of investing in fast growing markets and sectors and strengthening its capabilities in the healthcare sector. The transaction is subject to regulatory approval and the approval of Marketing Direct Inc.'s shareholders.

Contact:
Feona McEwan, WPP	+44 (0)20 7408 2204